Exhibit 99.8

NEO Exchange: NETZ

OTCQB: OFSTF | FSE: M2Q

NEWS RELEASE

CARBON STREAMING PROVIDES 2022 STRATEGIC OBJECTIVES

Sustained focus executing on investment pipeline, revenue and U.S. listing strategy

TORONTO, ON, January 18, 2022, Carbon Streaming Corporation (NEO: NETZ) (OTCQB: OFSTF) (FSE: M2Q) (“Carbon Streaming” or the “Company”) is pleased to provide its 2022 strategic objectives, including acquiring additional carbon credit stream and royalty investments, revenue from the sale of carbon credits, and executing on its U.S. listing strategy. Values in U.S. dollars unless otherwise noted.

Reflecting on the first calendar year of formal operations and the Company’s outlook for 2022, Justin Cochrane, CEO stated: “If last year was about laying the foundations for success – raising significant capital, listing on the NEO Exchange, announcing our first three flagship carbon streaming investments and expanding our investment and management team – 2022 is the year in which we accelerate the growth of our business.”

Mr. Cochrane continued, “Growth was slower than expected in 2021 because of due diligence delays related to Covid and changes to carbon baseline methodologies for specific pipeline opportunities. Moving into 2022, we anticipate the delivery of approximately 7.0 million carbon credits from our existing stream investments, announcing new carbon project investments around the globe and deepening relationships with our growing community of carbon project developers. We will continue to invest in building the best team in the carbon markets industry and progressing our plans for a proposed U.S. Listing.”

2022 Strategic Plans and Guidance

●	Carbon Streaming expects to receive the first annual delivery of carbon credits from its streaming investments in Rimba Raya and Cerrado Biome.

		Low End	High End
2022E Carbon Credit Volumes (1)	Credits	6,400,000	7,400,000
2022E Attributable Carbon Credit Volumes (2)	Credits	5,000,000	5,600,000
2022E Delivery Payment (3)	% Sale Price	75%	85%

(1) Carbon Credit volumes are estimated based on forecasts provided by project developers and historical credit generation by the project. Actual results may vary. For the Rimba Raya project, volumes reflect receiving 2 annual verification cycles of credits; for the Cerrado Biome project, volumes reflect receiving 4 annual verification cycles of credits.

(2) Attributable volumes are composed of credits attributable to the Company, which is calculated based on the carbon credits estimated to be verified by the registry, less (i) credits committed to previous buyers and (ii) credits that are subject to stream participation rights.
(3) Delivery payment to project developers is subject to fluctuation based on the net realized price obtained on the sale of carbon credits and the terms of the carbon credit stream agreement.

●	Focus on acquiring additional stream and royalty investments to grow its portfolio. The Company has a pipeline of potential opportunities of $200 million near term (defined by management as less than 12 months), out of a total pipeline of $700 million, with plans to invest in new carbon projects as the Company focuses on growing and diversifying its high-quality portfolio of carbon credit streams and investments.

●	The Company continues to advance its U.S. listing strategy, with a potential listing on a major U.S. stock exchange, targeted within the first half of this new year.

Brand Refresh and New Logo

The Company is pleased to reveal a new Company logo and associated website. The new logo retains its signature tree and stream, in the emblematic colors of the planet Earth, with the “O” in CARBON being the slashed or communications zero – a nod to the Company’s vision of accelerating the transition to a net-zero carbon future.

About Carbon Streaming

Carbon Streaming is a unique ESG principled company offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements and figures with respect to the timing and estimation of future carbon credit generation from the Company’s existing investments; revenue from the sales of carbon credits; the ability to acquire additional investments; the estimated values associated with such additional investments; timing and ability to achieve a U.S. listing; and statements regarding the Company’s financial future) are forward-looking information.

There can be no assurance that the Company will be able to enter into definitive agreements for, or otherwise complete the acquisition of, all or any of the potential carbon streaming opportunities referenced above. The opportunity pipeline represents an estimate prepared by management based on current potential investment opportunities and the estimated values of such opportunities, which remain under various states of non-binding proposal, negotiation and/or evaluation by the Company.

This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s Annual Information Form dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.